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Streamline66
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Missed financial targets, acquisitions in lieu of portfolio simplification and overstated claims of turnaround success have damaged management's credibility and driven investor skepticism at Phillips.

“

Phillips today trades at a substantial discount to a sum-of-its-parts valuation, and **investors have plainly lost confidence** in the Company's ability to unlock this value under its current structure.

Elliott's letter to Phillips 66's Board, 2/11/25

STREAMLINE 66

Investors are fed up
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Streamline66
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Phillips is falling short of its potential. Now is the time to execute Elliott's "Streamline66" plan to unlock significant value and create a stronger company.


STREAMLINE 66
A transformation of Phillips is long overdue.
Elliott's letter to Phillips 66's Board, 2/11/25

It is time for bold action at Phillips 66
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Elliott welcomes the chance to engage with Phillips 66 shareholders on this remarkable opportunity.


STREAMLINE 66
STREAMLINE PORTFOLIO
OPERATING REVIEW
ENHANCED OVERSIGHT
If Phillips is able to execute the "Marathon Path" the stock price could increase to $300+
$300+ PER SHARE
Execute plan Streamline66
~$200 PER SHARE
$120 PER SHARE
Source: Bloomberg.
Note: Estimated potential upside based on indicative valuation presented in the appendix of Elliott's Streamline66 presentation as of February 11, 2025.

The Remarkable Opportunity for Value Creation at Phillips 66

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STREAMLINE 66

Streamline66

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Phillips trades at a substantial discount to a sum-of-its-parts valuation. Investors have simply lost confidence in the Company's ability to unlock this value under its current structure.



STREAMLINE66
LLIPS

Analysts see trapped value, but PSX management refuses to take action

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Streamline66
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"[There] is no value for refining in PSX at current levels...At the current share price you get the refining assets for free." -- Wolfe Research, January 2, 2025



PHILLIPS' CURRENT STOCK PRICE IMPLIES DE-MINIMIS VALUE FOR REFINING
Enterprise Value Decompostion at Current Share Price ($bn)
+$13bn
+$42bn
+$15bn
($3bn)
+$34bn
+$1bn
$69bn
Valero is a ~3MMbbl/d pure play refining system with a $49bn TEV. If Phillips' ~2MMbbl/d refining system was valued at an equivalent $/bbl it would be valued at $34bn.
Using market multiples for the rest of Phillips' assets implies its Refining system is valued at $1bn today
M&S
MIDSTREAM
CHEMICALS
CORPORATE
IMPLIED REFINING
PSX TEV
Source: Bloomberg.
Note: Estimated potential upside based on indicative valuation presented in the appendix of Elliott's Streamline66 presentation as of February 11, 2025.
STREAMLINE 66

Phillips 66 not getting credit for value of its assets
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